Remote Dynamics, Inc.
200 Chisholm Place, Suite 120
Plano, TX 75075

September 20, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Michelle M. Anderson
Legal Branch Chief

Re:	Remote Dynamics, Inc.
Preliminary Revised Information Statement filed August 27, 2007 Form 10-KSB for the year ended December 31, 2006 filed April 7, 2007 File No. 0-26140

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated September 14, 2007 (the “Comment Letter”) relating to the Preliminary Revised Information Statement (the “Information Statement”) of Remote Dynamics, Inc. (the “Company”) and well as the Company’s Annual Report on Form 10-KSB referenced above (the “Form 10-KSB”). The answers set forth herein refer to each of the Staffs' comments by number. We are filing herewith a Preliminary Revised Information Statement reflecting our responses to the Staff’s comments.

Preliminary Revised Information Statement

Pro Forma Financial Information, page F-4

1.
Please refer to the response to prior comment five of our letter dated July 6, 2007. As previously indicated, the pro forma information is required for only the most recent fiscal year ended December 31, 2006. Please delete the pro forma information for the nine months ended September 30, 2006.

Response

We have deleted the pro forma financial information for the nine months ended September 30, 2006.

Securities and Exchange Commission
September 20, 2007

Appendix D

2.
We note the disclosure at page four of Appendix D that refers to the accompanying notes to the financial statements. It appears that the notes have been inadvertently omitted from the financial statements for the period ended June 30, 2007. Please revise.

Response

We have revised Appendix D to include the financial statements and accompanying notes for the period ended June 30, 2007.

Form 10-KSB for the year ended December 31, 2006

Financial Statements

Series B Convertible Notes payable and
Redeemable Preferred Stock, page F-3

3.
In your response to prior comment six you state that the “Company was in compliance with all provisions of the debt agreement as of the balance sheet date (December 31, 2006).” This seems inconsistent with the disclosure at page F-25 that the “Company currently is not in compliance with certain of its obligations relating to the Series B Notes.” Please address this inconsistency and how it affects your evaluation of the appropriate classification of the Series B Notes at December 31, 2006.

Response

The Company was in compliance with all provisions of the debt agreement as of the balance sheet date (December 31, 2006). The Company was not in compliance with certain provisions of the debt agreement at the time the Form 10-KSB was filed, accordingly, we disclosed the “Company is currently not in compliance with certain of its obligations relating to the Series B Notes” in the Form 10-KSB.

We have considered the guidance of SFAS No. 78 and EITF 86-30, and have determined that the Series B Notes should be classified as non-current as of December 31, 2006 as the Company was in compliance with all provisions of the debt agreement as of the balance sheet date (December 31, 2006). As of June 30, 2007, the Company is not in compliance with certain covenants / provisions of the debt agreements, accordingly, the Company has classified the Series B Notes as current in the financial statements included on Form 10-Q filed August 14, 2007.

Securities and Exchange Commission
September 20, 2007

Notes to Consolidated Financial Statements

Note 10 Stockholders’ Equity Instruments and Related Matters
Series C Convertible Preferred Stock, page F-29

4.	We are still considering your responses to prior comments 9 and 10 and may have additional comments.

Response

Noted.

5.
We note on page F-29 that the Series C Convertible Preferred Stock has a face amount $1,000 per share; however, you disclose in the balance sheet on page F-3 that the stated value is $10,000 each. Please revise as necessary in future filings.

Response

The Series C Convertible Preferred Stock has face amount of $1,000 per share. We will ensure this is properly disclosed on face of the balance sheet in all future filings.

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ David Walters
David Walters Chairman